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                              May 16, 2024

       David Kutcher
       Chief Financial Officer
       SIM Acquisition Corp. I
       78 SW 7th Street, Suite 500
       Miami, FL 33130

                                                        Re: SIM Acquisition
Corp. I
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted April 19,
2024
                                                            CIK No. 0002014982

       Dear David Kutcher:

                                                        We have reviewed your
draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted April 19, 2024

       Summary
       Competitive Differentiation, page 3

   1. Please disclose the current trading prices of any special purpose acquisition company business combinations
your management has participated in, including One Group
                                                        Hospitality, Inc.,
Spectral AI, Inc., and Immunome, Inc.
       The Offering
       Proceeds to be held in trust account, page 20

   2. We note your disclosure that the trust account funds may not be released until the completion of the
initial business combination    or earlier in connection with the
                                                        commencement of
procedures to consummate the initial business combination if we determine it is
desirable to facilitate the completion of the initial business combination.
                                                        Nasdaq Listing Rule
IM-5101-2 states that    [a]t least 90% of the gross proceeds . . . must
 David Kutcher
SIM Acquisition Corp. I
May 16, 2024
Page 2
         be deposited in a trust account maintained by an independent trustee. It is unclear how the release of funds earlier than the consummation of the initial business combination would comport with this listing standard. Please revise your disclosure for consistency with the Nasdaq listing rules.
Risk Factors
Risks Relating to our Search for, and Consummation of or Inability to Consummate, a Business
Combination
We may not be able to complete an initial business combination because such initial business combination may be subject . . ., page 61

3. Please state whether your sponsor is, is controlled by, or has substantial ties with a non-
         U.S. person. If so, please address how this fact could impact your ability to complete your initial business combination.
Effecting Our Initial Business Combination
Permitted Purchases of Our Securities, page 109

4. We note your disclosure that your sponsor, officers, and directors have agreed to vote any public shares purchased during or after the initial public offering in favor of your initial business combination, and that such purchases may be at a price different from the price a public shareholder would receive if it elected to redeem its shares. Please tell us how such purchases will comply with the requirements of Rule 14e-5 under the Exchange
         Act. Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation
         166.01 for guidance.
Principal Shareholders, page 134

5. Please revise your beneficial ownership table to clarify the text to which each of the four footnotes beneath the table corresponds.
General

6. We note disclosure on pages F-7 and F-8 that, if the company executes a business combination agreement within 24 months from the closing of the initial public offering, the company will have until 27 months from the closing to complete the initial business
FirstName LastNameDavid Kutcher
       combination. Please reconcile this statement with disclosure throughout your prospectus
Comapany    NameSIM
       that if you haveAcquisition   Corp.
                         not completed  an Iinitial business combination within
24 months from the
May 16,closing  of the2offering, you will redeem 100% of the public shares.
         2024 Page
FirstName LastName
 David Kutcher
FirstName  LastNameDavid
SIM Acquisition Corp. I Kutcher
Comapany
May        NameSIM Acquisition Corp. I
     16, 2024
May 16,
Page 3 2024 Page 3
FirstName LastName
       Please contact Ameen Hamady at 202-551-3891 or Mark Rakip at 202-551-3573 if you
have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Isabel Rivera at 202-551-3518 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:      Stuart Neuhauser